Steven F. Carman

Partner

4801 Main Street, Suite 1000

Kansas City, MO 64112

Direct: 816.983.8153

Fax: 516.983.8080

steve.carman@huschblackwell.com

July 5, 2024

Eileen M. Smiley Securities and Exchange Commission Division of Investment Management 100 F. Street, NE Washington, DC 20549

Re:	Six Tortoise Closed End Funds (collectively, the "Funds")

Dear Ms. Smiley:

We appreciate the time you spent with us on the phone this morning, July 5. This letter attempts to reflect the comments you provided on the preliminary proxy filed by the Funds on the evening of July 1 (the "Revised Preliminary Proxy"). In this response letter, I have repeated what I understood to be your comments and have separately provided the response of the Funds to each of those comments. Please let me know if we misunderstood any of the comments.

Comment 1. Certain of the bullet points in the Letter to Stockholders, and in parallel disclosure elsewhere in the Revised Preliminary Proxy, end with the phrase "in accordance with federal proxy rules." Please revise that phrase throughout the Revised Preliminary Proxy to add "and NYSE Rules."

Response: The language has been revised as requested.

Comment 2. After the signature to the Letter to Stockholders, please revise the language to make clear that if an NDP stockholder returns the white proxy card, that stockholder will be able to vote for all proposals but will not be able to vote for the nominees noted on the gold proxy card. Please also note that an NDP stockholder who returns the white proxy card will be able to vote on Proposals 2, 3 and 4, but will only be able to vote on Proposal 1 with respect to the Board's director nominee and would need to attend the stockholder meeting in person if they wish to vote on the Nominating Stockholder's nominees. Please make this change throughout the Revised Preliminary Proxy.

Response: The language has been revised as requested.

Comment 3. On page 14 of the Revised Preliminary Proxy, and for each other proposal, please note whether such proposal is a routine or non-routine matter and whether, as a result, brokers may vote the shares of stockholders. In addition, please make clear the impact of a broker non-vote on quorum and note clearly the ability of a stockholder to attend the meeting in person.

Response: The language has been revised as requested.

Securities and Exchange Commission
July 5, 2024

Comment 4. Please supplementally advise the Staff whether the Bulldog proposals and Saba proposals are considered routine.

Response: The Funds believe that the Bulldog proposals and Saba proposals are non-routine matters.

Comment 5. At the bottom of page 22 of the Revised Preliminary Proxy, there is a reference to "this tactic." Please delete or describe what is meant by "this tactic" and explain the connection between this particular proposal and the adverse events suggested to result from "this tactic." Further, please delete the words "reveal" and "unanticipated."

Response. The language has been revised as requested.

Comment 6. You have not correctly stated Comment Number 20 that was included in the correspondence filed with the Revised Preliminary Proxy. Please correctly state that comment.

Response: The Funds acknowledge that Comment Number 20 in the original letter should have been stated as follows: "Please delete direct quotations from the cited Investment Company Institute materials, or otherwise explain why the quotations are not materially misleading and/or irrelevant, unless the Funds have a basis to believe that the quotations relate to the specific stockholder proposals and stockholder proponents at issue. Furthermore, these quotations appear to require the Funds to identify the Investment Company Institute as a participant in the solicitation on the Cover Page of Schedule 14A and provide all disclosure with respect to the Investment Company Institute required by Item 4 of Schedule 14A. See Instruction 3(a) to Item 4 of Schedule 14A."

As we discussed in our telephone conversation this morning, the Funds anticipate filing their definitive proxy before the close of business today. I will be sending to you a redlined version of the Revised Preliminary Proxy for your review prior to that filing. Thank you very much for working with us to meet our timeline.

Sincerely,

/s/ Steven F. Carman

Steven F. Carman

SFC: alh